Exhibit 99.10

Notice to ASX

Resolutions requisitioned by shareholders

11 March 2019

In accordance with ASX Listing Rule 3.17A, Rio Tinto attaches proposed resolutions which it has received under section 249N of the Australian Corporations Act for consideration by shareholders at the 2019 Rio Tinto Limited annual general meeting.

Rio Tinto will issue an addendum to its notice of meeting dated 27 February 2019 setting out the proposed resolutions, together with an accompanying statement provided by the requisitioning shareholders under section 249P of the Corporations Act, and a statement by its board in response to the resolutions.

Resolution 1

Special resolution to amendment our Company’s constitution

To amend the constitution to insert beneath Clause 57 ‘Annual general meetings’ the following new sub-clause: “The company in general meeting may by ordinary resolution express an opinion or request information about the way in which a power of the company partially or exclusively vested in the directors has been or should be exercised. However such a resolution must relate to a material risk as identified by the company and cannot either advocate action that would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the company.”

Resolution 2

Ordinary resolution on Transition Planning Disclosure

Shareholders request that the company, in annual reporting from 2020, set out transition plans consistent with the goal of the Paris Agreement to limit global warming to 1.5°C. Plans should include short-, medium- and long-term targets to reduce scope 1, 2 and 3 greenhouse gas emissions, and detailed strategies to meet these targets.

This information should describe how capital expenditure decisions will align to the goals of the Paris Agreement, and how executive remuneration will incentivise adherence to the transition plans.

Contacts

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Media Relations, United Kingdom

Illtud Harri

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David Outhwaite

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Media Relations, Americas

Matthew Klar

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Media Relations, Asia

Grant Donald

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Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 (0) 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom John Smelt T +44 20 7781 1654 M +44 7879 642 675 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018
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